SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANNUAL FOR PARTICIPATION

IN GENERAL MEETINGS

59th Annual General Meeting

188th Extraordinary General Meeting

April 24, 2014

TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors	3

2. Guidance for Participation in the Joint General Meeting	4
Attending Shareholder	4
Shareholder Represented by Proxy	4
Holders of ADRs	4

3. Call Notice	5

4. Information on the matters to be examined and discussed at the 59th Annual General Meeting	6
Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for fiscal year 2013	6
Resolution on the Board of Executive Officer’s proposal for the allocation on net income for fiscal year 2013 — including profit sharing payment — and the subsequent distribution of shareholders’ payment	7
Election of members of the Fiscal Council due to end of term of office	10
Establishment of the compensation of the Management and members of the Fiscal Council	12

5. Information on the matters to be analyzed and discussed at the 188th Extraordinary General Meeting	13
Amendment to the caput of Article 4, in accordance with the provision set forth in paragraph 1 of Article 7, both of the Company's Bylaws, due to the conversion of preferred shares classes A and B, as per shareholders' request	13

6. Annexes (Anexos - only in Portuguese)
I - item 12.6 to 12.10 of CVM’s Reference Form (annex 24 to CVM’s Rule 480/2009)

II - item 13 of CVM’s Reference Form (annex 24 to CVM’s Rule 480/2009)

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1.    Message from the Chairman of the Board of Directors

Dear Shareholder:

It is  with  immense  pleasure  that  I  present  to  you  this  Manual  for  Participation in the Annual General  Meeting  of  the  Companhia  Paranaense de  Energia  - Copel,  with general guidance  for  an  effective  participation  and  exercise  of  the  vote.

This manual  has  been  prepared  based  on  Copel's  Corporate  Governance  policy, which is  founded  on  transparency  and  equity.

The manual  aims  to  present,  in  a  clear  and  brief  way,  the  information related to  the Company’s Annual General  Meeting,  seeking  thereby  to  contribute  for  the understanding of  the  proposals  for  resolution  and  to  encourage  the  participation  of shareholders  in  the  events  of  the  annual  corporate  agenda  of  the  Company.

Copel’s 59th Annual General meeting (AGM) and 188th Extraordinary General Meeting (EGM) were called for April 24, 2014, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matters  to  be  presented  in  the  AGM  for  resolution  of  shareholders  are  described in the  Call  Notice  and  in  this  manual as well as the types of shares  granting  the  right  to  vote  on  the  item  of  the  agenda.  Given  the  current number of  Company  shareholders, this manual  seeks  to  encourage  and  enable participation in  the  General  Meetings.

The CEO,  one  representative of the  Fiscal  Council  and  one  representative of the independent auditors will  attend  the  Joint General  Meeting,  who  will  be  able  to  provide further clarification  required  on  any  matter  included  in  the  agenda.

Your participation is very  important,  considering that issues  relevant  to  the  Company are dealt  with  in  the  meetings.

Sincerely,

Mauricio Schulman

Chairman of the Board of Directors

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2.    Guidance for Participation in the Joint General Meeting

Copel’s shareholders  may  take  part  in  the  General  Meeting  by  attending  the  meeting at the  Company’s  headquarters  and  voting,  or  by  appointing  a  proxy  to  represent them, as  described  below.

Attending Shareholder

The shareholder wishing  to  take  part  in  the  Joint General  Meeting  shall  arrive  a few minutes before  the  time  indicated in the  Call  Notice  and  bear  the  following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder  who  is  not  able  to  attend  the  meeting  and  wishes  to  take  part  in the Joint General Meeting may  appoint  a  proxy  with  powers  to  represent  him/her.

Pursuant to Article  126,  paragraph  1,  of  the  Brazilian  Corporation  Law  6,404/1976, the proxy  shall  be  a  shareholder,  lawyer  or  manager  of  the  Company  or  of  a financial institution/investment  fund.  The  proxy  shall  have  been  appointed  not more than  one  year  before  the  date  of  the  Joint General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the  documents  mentioned  in  the  second  item  above  shall  be forwarded to  Copel’s  headquarters, Diretoria  de  Finanças,  Relações  com Investidores  e  de  Controle  de  Participações,  Departamento de Acionistas e Custódia, at  Rua  Coronel  Dulcício  nº  800  -  3 rd floor, preferably  48  hours  prior  to  the  Meeting.

Holders of ADRs

The financial  depositary  institution  of  American  Depositary  Receipts  (ADRs)  in the United  States,  The  Bank  of New York  Mellon,  will  send  the  powers  of attorney to the  holders of ADRs,  so  that  they  exercise their voting  right  at  the Joint General Meeting.

The participation  shall  take  place  through  Banco  Itaú,  representative  of  The Bank of  New  York  Mellon  in  Brazil.

Should there  be  any  doubt  concerning the Joint General Meeting procedures and deadlines, please contact  the  Shareholders  and  Custody  Department  (Departamento de Acionistas e  Custódia)  at  the  telephone  number  (55  41)  3331-4269  or  through the e-mail  address  acionistas@copel.com.

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3.    Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary General Meeting to be held on April 24, 2014, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.   To analyze, discuss and vote the 2013 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2013;

2.   To resolve on the Board of Executive Officers’ proposal for allocation of the 2012 net income in the amount of R$1,072,559,550.70  — including profit sharing payment — and the subsequent payment in the amount of R$560,537,416.30, as follows:

•      Interest on equity replacing dividends, in the gross amount of R$180,000,000.00, which were declared and paid in advance on December 16, 2013;

•      Dividends in the amount of R$380,537,416.30, of which R$145,039,000.00 were already declared and paid in advance on December 16, 2013; the remaining part of the dividends in the amount of R$235,498,416.30 ─ whose payment shall occur within 60 days of the Annual General Shareholders’ meeting taking place on April 24, 2014 ─ shall be distributed as follows: R$0.82136 per common share (ON), R$1.27708 per class A preferred share (PNA) and R$0.90366 per class B preferred share (PNB);

3.   To elect the members of the Fiscal Council due to end of term of office; and

4.   To establish the compensation for the Management and members of the Fiscal Council.

EXTRAORDINARY GENERAL MEETING

1.   To amend the caput of Article 4, according to the provision set forth in paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, as per shareholders’ request;

Notes: a) Documents referring to the matters to be discussed at the Ordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Ordinary Shareholders’ Meeting shall be filed at the Company’s head office, at the Shareholders and Custody Department of the Chief Financial, Investors’ Relations and Control of Holdings Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, March 24, 2014

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, on March 24, 25 and 26, 2014 editions, being also available on the Company’s website (www.copel.com).

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4.    Information on the matters to be examined and discussed at the 59th Annual General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Annual General Meeting for the exercise of a conscious vote:

Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for the fiscal year 2013

Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel’s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company’s financial performance and operations, with comments  on the main accounts of the statement of income for the year, in addition to information related to  employees,  social  responsibility, the capital  markets,  corporate governance, etc.

On the  other  hand,  the  Financial  Statements express the  Company’s economic situation  and  equity  changes  in  the  fiscal  year.  By analyzing the  Financial  Statements,  it  is  possible  to  assess  the  equity situation, liquidity  indexes,  profitability level and  the  degree  of indebtedness of  the  Company.

It is  worth  mentioning  that the Company’s  financial  statements  have  been prepared pursuant  to  the  accounting practices adopted in Brazil which include those set  forth  by  the  Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel’s Financial  Statements  mainly consolidate  electric power  companies and, accordingly, are presented  in  compliance  with  the recommendations of the  specific  legislation  applied  to  the  electric  power public utility  concessionaires.

The Annual  Report  and  the  Financial  Statements  have been approved  by the Board  of  Executive  Officers,  the  Audit  Committee and the  Board  of Directors. In addition, the Fiscal  Council issued an opinion on them, and they were deemed adequate  for  submission  to  the  shareholders.

Furthermore, the Company’s  Financial  Statements  were  audited  and received a  favorable  opinion  by  KPMG Auditores Independentes, the  Company’s  independent auditors.

The analysis of the  Audit  Committee and the  opinions of the  Fiscal  Council and of  the  External  Audit  are  attached  to  the  Financial  Statements.

Availability of Information

The Annual  Report  and  the  Financial  Statements  will  be  published  in the Official  Gazette  of  the  State  of  Paraná,  in  the  newspaper Gazeta  do Povo on April 16, 2014, pursuant  to  the  applicable  laws, being also available  at the Company’s  headquarters, at BM&Fbovespa - Securities, Commodities and Futures  Exchange,  and  on  Copel’s  website (www.copel.com).

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Voting right

In this item of the agenda, only holders  of  common shares are  entitled to vote.

Resolution on the Board of Executive Officer’s proposal for the allocation on net income for fiscal year 2013 in the amount of R$1,072,59,550.70 — including profit sharing payment — and the subsequent distribution of resources in the amount of R$560,537,416.30, as follows:

•      Interest on equity replacing dividends, in the gross amount of R$180,000,000.00, which were declared and paid in advance on December 16, 2013;

•      Dividends in the amount of R$380,537,416.30, of which R$145,039,000.00 were already declared and paid in advance on December 16, 2013; the remaining part of the dividends in the amount of R$235,498,416.30 ─ whose payment shall occur within 60 days of the Annual General Shareholders’ meeting taking place on April 24, 2014 ─ shall be distributed as follows: R$0.82136 per common share (ON), R$1.27708 per class A preferred share (PNA) and R$0.90366 per class B preferred share (PNB);

Clarifications

The allocation  of  net  income  consists  in  determining the portions  of  net income to  be  appropriated  to  the  legal  and  statutory  revenue reserves, or to be  distributed.

For the fiscal year 2014, the amount of said distribution is equivalent to 50% of net adjusted income, based on annual proposals from the Board of Executive Officers and the Board of Directors of the Company.

Allocation

Appropriation

From the net income for the fiscal year 2013, calculated in accordance with the Brazilian Corporation Law, in the amount of R$1.072.559.550,70  (one billion, seventy two million, five hundred and fifty nine thousand, five hundred and fifty reais and seventy cents), the Board of Executive Officers proposes the following appropriations:

a)  R$53.627.977,54  (fifty-three million, six hundred and twenty-seven thousand, nine hundred and seventy-seven reais and fifty-four cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with Article 40, item II, of the Bylaws;

b)  R$180.000.000,00  (one hundred and eighty million reais) to pay for interest on capital, in partial replacement of compulsory minimum dividends, in compliance with articles 192 and 202 of Law nº 6,404/1976; article 9th, paragraph 7th, of Law nº 9,249, as of December 26, 1995; and article 6th and its paragraphs of the Bylaws, which were already declared and paid in advance on December 16, 2013, as proposed at the 2074th Meeting of the Board of Executive Officers, held on November 11, 2013, and ratified by the 119th Extraordinary Meeting of the Board of Directors, held on November 13, 2013;

c)  R$380.537.416,30  (three hundred and eighty million, five hundred and thirty-seven thousand, four hundred and sixteen reais and thirty cents) to be added up to the amount for payment of compulsory minimum dividends, in compliance with articles 192 and 202 of Law nº 6,404/1976; article 9th, paragraph 7th, of Law nº 9,249, as of December 26, 1995; and article 6th and its paragraphs of the Bylaws, as well as for payment of additional dividends to the compulsory minimum dividends; of which R$145,039,000.00 (one hundred and forty five million, thirty-nine thousand reais) were already declared and paid in advance on December 16, 2013, as proposed at the 2074th Meeting of the Board of Executive Officers, held on November 11, 2013, and ratified by the 119th Extraordinary Meeting of the Board of Directors, held on November 13, 2013;

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•      Pursuant to the above-mentioned provisions set forth by the law and the Company’s Bylaws, the dividends are calculated based on the net income less the allocation to legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of new accounting standards established by it, as well as by the CPC Accounting Standard no. 27 – Fixed Assets – which in 2013 amounted to net value of R$102,143,259.43 (one hundred and two million, one hundred and forty-three thousand, two hundred and fifty-nine reais and forty-three cents).

This procedure reflects the Company’s policy for remuneration of shareholders, proposed by the 1943rd Board of Executive Officers’ Meeting held on March 21, 2011, ratified by the 132nd Annual Board of Directors’ Meeting held on March 23, 2011, and approved by the 56th Annual General Meeting held on April 28, 2011. Therefore, this policy will be adopted during the realization of the equity valuation adjustments reserve.

The amounts of the calculation basis and of the compulsory minimum dividends are, respectively, R$1,121,074,832.59 (one billion, one hundred and twenty-one million, seventy-four thousand, eight hundred and thirty-two reais and fifty-nine cents) and R$280,268,708.15 (two hundred and eighty million, two hundred and sixty-eight thousand, seven hundred and eight reais and fifteen cents).

•      Pursuant to items 10,11 and 24 of ICPC no. 08 – Booking of the Proposal for Payment of Dividends – and item III of CVM Resolution 683 of August 30, 2012, the portion of the dividends herein proposed exceeding from the minimum mandatory dividends corresponds to R$264,160,916.92 (two hundred and sixty-four million, one hundred and sixty thousand, nine hundred and sixteen reais and ninety-two cents). Nevertheless, as proposed at the 2074th Meeting of the Board of Executive Officers, held on November 11, 2013, and ratified by the 119th Extraordinary Meeting of the Board of Directors, held on November 13, 2013, the Company paid the stakeholders in advance the amount of R$308,931,208.77 (three hundred and eight million, nine hundred and thirty-one thousand, two hundred and eight reais and seventy-seven cents), net of income tax withheld at source. This amount paid in advance is superior to the minimum mandatory dividends in R$28,662,500.62 (twenty-eight million, six hundred and sixty-two thousand, five hundred reais and sixty-two cents), which resulted in negative adjustment of the original amount of the proposed dividends that exceeded the minimum mandatory dividends, whose adjusted amount is R$235,498,416.30 (two hundred and thirty-five million, four hundred and ninety-eight thousand, four hundred and sixteen reais and thirty cents). This amount will remain in reserve in the Company’s net equity under the line “Addition dividend proposed” until the resolution of the proposal by the 59th Annual General Meeting, when it will, if approved, be transferred to the “Current liabilities” line.

d)  R$560,537,416.29  (five hundred and sixty million, five hundred and thirty seven thousand, four hundred and sixteen reais and twenty nine cents) corresponding to the balance of net income for the year added by the realization of the equity valuation reserve, as Profit Retention Reserve, aiming to ensure the Company’s investment program, pursuant to Article 196 of Law 6,404/76.

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•      The amount of establishment of the profit retention reserve corresponds to the balance of net income for the year (after legal reserve, interest on equity and dividends) added by the retained earnings account resulting from the realization of the equity valuation adjustments verified in the fiscal year 2013, which is addressed in item 28 of ICPC no. 10, in the amount of R$ 102,143,259.43  (one hundred and two million, one hundred and forty-three thousand, two hundred and fifty-nine reais and forty-three cents).

Below is a breakdown of the allocations proposed herein.

Net income for the year	R$1,072,559,550.70
Realization of equity valuation adjustments	R$102,143,259.43
Legal reserve (5%)	R$(53,627,977.54)
= Calculation basis of mandatory minimum dividends	R$1,121,074,832.59
Interest on equity	R$(180,000,000.00)
Dividends	R$(380,537,416.30)
Profit retention reserve for investments	R$(560,537,416.29)

Payment of profit sharing and productivity incentives:

•       Federal Law 10,101 of December 19, 2000, State Law 16,560/2010 and State Decree no. 1978/2007 regulate profit sharing as a tool to integrate capital and labor and stimulate productivity, pursuant to Article 7, item XI, of Brazil’s constitution.

•       In compliance with the above-mentioned law, the Board of Executive Officers proposes the payment, as profit sharing, of R$ 78.000.000,00 (seventy-eighty million reais) to employees of wholly-owned subsidiaries. This amount is recorded in the Financial Statements under the “Personnel expenses” line, pursuant to item 26.2 of CVM/SNC/SEP Letter no. 1 of February 14, 2007.

Management’s Opinion

The Management of the  Company  considers  that  the  propositions addressed herein  are in compliance with  the laws  in  force  and  the Bylaws and they  fulfill  the  interests  of  the  Company. For this  reason,  said propositions should  be  fully  approved  by  the  General  Meeting.

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2092nd meeting held on March 10, 2014; of the Audit Committee at its 109th meeting held on March 12, 2014; and of the Board of Directors at its 144th ordinary meeting held on March 12, 2014, having also received a favorable opinion from the Fiscal Council in its 353rd meeting held on March 13, 2014.

Fiscal Council Report

The members of the Fiscal Council of Companhia Paranaense de Energia - Copel, underwritten signed, acting according to their statutory tasks and legal responsibilities, have examined the Financial Statements, the Annual Management Report and the Board of Executive Officers’ proposal for allocation of the net income of the fiscal year ended on December 31, 2013, and based on the analysis done and on additional clarifications provided by the Board of Executive Officers, and, yet, considering the related report issued with no qualifications by KPMG Independent Auditors, concluded that the documents analysed, in all their relevant aspects, have been properly presented. For this reason, the Fiscal Council members have issued a favourable opinion on their submission to the Shareholders’ analysis and subsequent resolution. Curitiba, March 13, 2014. (a) Joaquim Antonio Guimarães de Oliveira Portes – Chairman; Nelson Leal Júnior; José Tavares da Silva Neto; Bruno Cabral Bergamasco; and Carlos Eduardo Parente de Oliveira Alves.

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Election of the members of the Fiscal Council due to end of term of office

Clarifications

Copel’s Fiscal  Council  operates  on  a  permanent  basis  and  its  main  duties are overseeing the managers’ acts, examining  and  giving  an  opinion  on the Financial  Statements and reporting  its  conclusions to the  Company’s shareholders.

Pursuant to  Article  34  of  the  Company’s  Bylaws,  the  shareholders elect the members  of  the  Fiscal  Council  for  a  unified  term  of  office of one  year, which, in  the  case  of  this  Council,  expires  at  the Joint General Meeting of April 2014.

In accordance with the Brazilian Corporation Law (Law 6,404/1976), in order to take office, all members of the  Fiscal  Council  shall  sign a clearance certificate declaring that they are not impeded by  any  crimes  provided  for  by  law  from performing business activities, and  they  shall  also  execute  the  Investiture Instrument and the Instruments of Adhesion  to  the  Policies  for  Disclosure of Material Information and  Maintenance  of  Confidentiality and for  Trading  of Securities issued  by  Copel  itself,  set  forth  by  CVM  Rule  358/2002, through which  they  undertake  to  comply  with  the  rules  therein.

Vacant positions and right to vote

Copel’s Fiscal  Council  comprises five sitting  members  and  an  equal number of  alternates,  with  re-election  authorized,  as  follows:

a)  three members and their respective alternates appointed by the state of Paraná (only holders  of  common  shares  have  voting  rights);

b)  one member  and  his respective alternate  appointed by the  minority holders of  common shares  -  the  election  is  carried  out  separately (controlling  shareholders may not  vote),  and  only  the  minority  holders  of common shares  are  entitled  to  vote.  The  candidate elected  shall  be  the one who  obtains  the  highest  representative  percentage  of  the  capital stock of  the  Company,  with  no  minimum  limit;  and

c)  one member  and his respective alternate  appointed by the holders  of preferred  shares – the election is  carried  out  separately  (controlling  shareholders  may not vote), and  only  the  holders  of preferred shares  are  entitled  to  vote. The  candidate elected  shall  be  the one who  obtains  the  highest  representative  percentage  of  the  capital stock of  the  Company,  with  no  minimum  limit.

Appointments

Pursuant to CVM Rule 481 of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for reelection, the following members of the Fiscal Council:

Sitting members:

Joaquim Antonio Guimarães de Oliveira Portes

Nelson Leal Junior

José Tavares da Silva Neto

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Alternates (respectively):

Osni Ristow

Roberto Brunner

Gilmar Mendes Lourenço

As the  law  does  not  make  mandatory  the  early  submission of the proposed names  for  election,  the  other  shareholders may nominate, at this Joint General Meeting, their candidate during  the  analysis  of  the  matter, if they  have  the  right  to  do  so,  according to the  criteria  specified in item 4.5.1.

Annex I - item 12.6 to 12.10 of the Reference Form (only in portuguese)

Establishment of the compensation of the Management and members of the Fiscal Council

Clarifications

The Annual General Meeting  shall  determine the annual  compensation of the  members of the  Company’s Board  of  Directors and Fiscal  Council.

Traditionally,  the  policy  and  the  percentages  of  compensation  are  set forth at  the  General  Meeting,  in  accordance with the  proposal  submitted by the  majority  shareholder,  which  envisages:

a)  the maintenance, for the Executive Officers, of the compensation proposed in the last fiscal year, adjusted to the new corporate organizational structure and by the National Consumers Prices Index (INPC) of the total period;

b)  for each sitting member of the Fiscal Council and of the Board of Directors: monthly compensation of fifteen percent (15%) of the compensation that, on average, is assigned to each Executive Officer, added by the specific gratification paid to the members of the Audit Committee;

Annex II – item 13 of CVM’s Reference Form (Management Compensation) (only in portuguese)

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

5.    Information on the matters to be analyzed and discussed at the 188th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the only item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

Amendment to the caput of Article 4, in accordance with the provision set forth in paragraph 1 of Article 7, both of the Company's Bylaws, due to the conversion of preferred shares classes A and B, as per shareholders' request.

Clarifications

Whereas according to the privilege provided for in paragraph 1 of Article 7 of the Bylaws of the Company, there was conversion of Preferred A shares in Preferred B shares, at the request of shareholders, and that this would also lead to adjustments in the main clause of Article 4, it is proposed that the same article, before these two settings, should read as follows:

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“Article 4 - Underwritten paid up capital is R$6,910,000,000.00 (six billion, nine hundred and ten million reais) represented by 273,655,375 (two hundred seventy-three million, six hundred and fifty-five thousand, three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 381.509 (three hundred and eighty-one thousand, five hundred and nine) shares are class “A” shares and 128,242,786 (one hundred twenty-eight million, two hundred forty-two thousand, seven hundred and eighty-six) shares are class “B” shares.”

Previous text marking alterations being made:

“Article 4 - Underwritten paid up capital is R$6,910,000,000.00 (six billion, nine hundred and ten million reais) represented by 273,655,375 (two hundred seventy-three million, six hundred and fifty-five thousand, three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 381.509 (three hundred and eighty-one thousand, five hundred and nine) ~~381,702 (three hundred and eighty-one thousand, seven hundred and two)~~ shares are class “A” shares and 128,242,786 (one hundred twenty-eight million, two hundred forty-two thousand, seven hundred and eighty-six) ~~128,242,593 (one hundred twenty-eight million, two hundred forty-two thousand, five hundred and ninety-three)~~ shares are class “B” shares.”

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

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COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

12.6 / 8 - Composição e experiência profissional da administração e do conselho fiscal

INDICADOS PELO CONTROLADOR PARA O CONSELHO FISCAL

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Joaquim Antonio Guimarães de Oliveira Portes	72	Conselho Fiscal	28/01/2011	Mandato 2010/2011; Recondução 2011/2012; Recondução 2012/2013; Recondução 2013/2014 Recondução 2014/2015
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
005.082.929-72	Advogado	40 - Pres. C.F. Eleito p/Controlador	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Principais atividades exercidas:

Assessor Especial do Gabinete do Governador do Estado do Paraná; Integrante do Grupo de Trabalho do Conselho Revisor; Membro do Grupo de Trabalho do G-Gov/PR; e Membro do Grupo de Trabalho Mãos Limpas; Membro Suplente do Conselho de Administração da Sanepar (2006); Diretor Administrativo-Financeiro da Paraná Esporte (2004-2005); Membro do Conselho Estadual de Esporte (2005); Chefe da Assessoria Jurídica do Instituto de Desenvolvimento Educacional do Paraná (1995-1996); e Diretor Geral da Secretaria de Estado da Justiça (1991-1994).

Formação:

Graduado pela Escola de Direito da Pontifícia Universidade Católica do Paraná; Graduado em Jornalismo pela Faculdade de Filosofia, Ciências e Letras da Universidade Católica do Paraná; Pós-graduação em Administração Pública pela Escola Brasileira de Administração Pública da FGV - RJ; Especialização em Direito Administrativo pela Faculdade de Direito da Pontifícia Universidade Católica de São Paulo – SP.

Outras informações:

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Osni Ristow	75	Conselho Fiscal	28/01/2011	Mandato 2010/2011; Recondução 2011/2012; Recondução 2012/2013; Recondução 2013/2014 Recondução 2014/2015
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
110.282.709-68	Administrador	46 - C.F. (Suplente) Eleito p/Controlador	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Funcionário aposentado pela Copel
Experiência profissional / Declaração de eventuais condenações

Principais atividades exercidas:

Presidente da Fundação Copel de Previdência e Assistência Social (1980 a 1983); Membro do Comitê de Investimentos da Fundação Copel (2004 a 2010).

Formação:

Graduado em Sociologia e Política e Administração Pública; Especialização em administração de Empresas.

Outras informações:

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Nelson Leal Júnior	47	Conselho Fiscal	25/04/2013	Mandato 2013/2014 Recondução 2014/2015
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
556.265.489-04	Engenheiro Civil	43 - C.F. (Efetivo) Eleito p/Controlador	25/04/2013	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais:

Diretor Geral Departamento de Estradas de Rodagem do Paraná - DER/PR.

Principais atividades exercidas:

Diretor Financeiro do Instituto de Engenharia do Paraná (1996 até 2000); Presidente das Associações de Engenharia e Arquitetura do Estado do Paraná (2000 até 2003); Secretário de Obras Na Prefeitura Municipal de Curitiba (2003 até 2006); Diretor Superintendente da Canet Junior S/A Desenvolvimento Imobiliário (2006 até 2013).

Formação:

Graduado em Engenharia Civil pela Universidade Federal do Paraná (1988).

Outras informações:

Não há qualquer condenação criminal

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Roberto Brunner	71	Conselho Fiscal	28/01/2011	Mandato 2010/2011; Recondução 2011/2012; Recondução 2012/2013; Recondução 2013/2014 Recondução 2014/2015
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
114.387.549-49	Contador	46 - C.F. (Suplente) Eleito p/Controlador	28/01/2011	Sim
Outros cargos e funções exercidas no emissor
Funcionário aposentado pela Copel
Experiência profissional / Declaração de eventuais condenações

Principais atividades exercidas:

Sócio Diretor da BJR – Assessoria Empresarial e Contabilidade SC Ltda.; Membro do Conselho Fiscal (1985 a 1987), do Conselho Deliberativo (1998 a 2004) e Diretor Financeiro (2005 a 2007) da Fundação Copel de Previdência e Assistência Social.

Formação:

Graduado em Ciências Contábeis.

Outras informações:

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
José Tavares da Silva Neto	64	Conselho Fiscal	12/07/2011	Mandato 2011/2012; Recondução 2012/2013; Recondução 2013/2014 Recondução 2014/2015
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
056.579.979-72	Advogado	43 - C.F. (Efetivo) Eleito p/Controlador	13/07/2011	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Principais atividades exercidas:

Deputado Estadual (1979-1983-1991-1999); Deputado Federal (1983-1987 e 1987-1990) sendo que em 1987/88 foi membro da Assembleia Nacional Constituinte e no mandato 83/87 foi membro da Comissão de Minas e Energia da Câmara dos Deputados; Secretário de Estado da Justiça e de Segurança Pública do Paraná (1992-1994-2002); e Delegado de Polícia de carreira e advogado (1970-1977).

Formação:

Graduado em Direito pela Universidade Estadual de Londrina - PR (1973); Curso de Especialização em Criminologia, na UEL (1972).

Outras informações:

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Gilmar Mendes Lourenço	58	Conselho Fiscal	25/04/2013	Mandato 2013/2014 Recondução 2014/2015
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
183.745.069-20	Economista	43 - C.F. (Suplente) Eleito p/Controlador	25/04/2013	Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Principais atividades exercidas:

Diretor-Presidente do Instituto Paranaense de Desenvolvimento Econômico e Social (IPARDES); e Professor de Economia da FAE Centro Universitário; Pesquisador do Instituto Paranaense de Desenvolvimento Econômico e Social (Ipardes)- desde 1977.

Formação:

Mestre em Engenharia da Produção - Universidade Federal de Santa Catarina – UFSC (2002); e Bacharel em Ciências Econômicas - Universidade Federal do Paraná - (UFPR) (1976).

Outras informações:

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

12.7 - Composição dos comitês estatutários e dos comitês de auditoria, financeiro e de remuneração

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo do mandato
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Idade	Data posse
Outros cargos e funções exercidas no emissor		Experiência Profissional / Declaração de Eventuais Condenações
Carlos Homero Giacomini	Comitê de Auditoria	Presidente do Comitê	Médico Pediatra	03/05/2013	2013/2015
269.970.880-15			57	03/05/2013
Membro do Conselho de Administração - Independente - Eleito pelo Controlador.

Funções atuais:

Acumula os cargos de Presidente do Instituto Municipal de Administração Pública IMAP, e Secretário Municipal de Planejamento e Coordenação da Prefeitura Municipal de Curitiba.

Principais atividades exercidas:

Diretor do Hospital Oswaldo Cruz; Diretor de Planejamento do IMAP (Instituto Municipal de Administração Pública); Superintendente do Instituto Municipal de Administração Pública, IMAP; Presidente do Instituto de Previdência dos Servidores do Município de Curitiba, IPMC (1999); Secretário Municipal de Recursos Humanos da Prefeitura de Curitiba (1999-2002).

Formação:

Médico graduado pela Faculdade Evangélica de Medicina do Paraná, Pediatra com residência no Hospital Evangélico de Curitiba, Mestre em Saúde Coletiva pela Universidade Estadual de Londrina, especialista em Planejamento e Gestão Pública.

Outras informações:

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo do mandato
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Idade	Data posse
Outros cargos e funções exercidas no emissor		Experiência Profissional / Declaração de Eventuais Condenações
José Richa Filho	Comitê de Auditoria	Membro do Comitê (Efetivo)	Engenheiro Civil	03/05/2013	2013/2015
567.562.919-04			48	03/05/2013
Membro do Conselho de Administração da Companhia Paranaense de Energia - Copel, eleito na 181ª AGE, de 28.01.2011, para completar o mandato 2009-2011.

Principais atividades exercidas:

Diretor administrativo e financeiro do Departamento de Estradas de Rodagem (DER), do Paraná; Diretor administrativo-financeiro da Agência de Fomento do Paraná S.A.; Secretário Municipal de Administração da Prefeitura de Curitiba.

Formação:

Pós-graduação em gestão pública, pela Sociedade Paranaense de Ensino e Informática; Graduação em engenharia civil, pela Pontifícia Universidade Católica do Paraná.

Outras informações:

Não há qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo do mandato
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Idade	Data posse
Outros cargos e funções exercidas no emissor		Experiência Profissional / Declaração de Eventuais Condenações
Paulo Procopiak de Aguiar	Comitê de Auditoria	Membro do Comitê (Efetivo)	Engenheiro Civil	03/05/2013	2013/2015
000.287.709-00			72	03/05/2013
Membro do Conselho de Administração - Independente - Eleito pelo Controlador.

Diretor Superintendente da Companhia de Cimento Itambé.

Principais atividades exercidas: Professor da Universidade Federal do Paraná e da Pontifícia Universidade Católica do Paraná; Diretor Técnico e Diretor Geral do Departamento de Estradas de Rodagem do Paraná; Diretor Presidente da Fundação Copel; Diretor de Controle Econômico-Financeiro do Departamento Nacional de Águas e Energia Elétrica; Diretor Financeiro da Eletrobras; Secretário Nacional Adjunto de Energia; Membro do Conselho de Administração da Eletrobras, Eletrosul e Light; Membro do Conselho Rodoviário Estadual; Membro do Conselho Estadual de Energia; Membro do Conselho de Curadores da Fundação Copel; Sócio fundador e Diretor da Ivaí Engenharia de Obras; Diretor Presidente e Conselheiro da Itá Energética S.A.

Formação: Bacharel em engenharia civil, pela Universidade Federal do Paraná; Especialização em Administração de Empresas para Executivos e Economia Teórica e Aplicada pela Fundação Getúlio Vargas; Economia de Aproveitamentos Hidrelétricos pela Universidade Federal do Paraná;Hidrologia e Aproveitamentos Hidrelétricos, pelo Centro Internacional de Estudos, Paris; Educação pela PUC/PR.

Outras informações: Não há. qualquer condenação criminal

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

12.9 - Existência de relação conjugal, união estável ou parentesco até o 2º grau relacionadas a administradores do emissor, controladas e controladores

Nome	CPF	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo
Administrador do emissor ou controlada
José Richa Filho	567.562.919-04	Companhia Paranaense de Energia - COPEL	76.483.817/0001-20	Irmão ou Irmã (1º grau por consangüinidade)
Conselheiro de Administração e Membro Efetivo do Comitê de Auditoria
Pessoa relacionada
Carlos Alberto Richa	123.456.789-09	Estado do Paraná	76.416.890/0001-89
Governador do Estado do Paraná
Observação

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

12.10 - Relações de subordinação, prestação de serviço ou controle entre administradores e controladas, controladores e outros

Nos últimos três exercícios, não houve relações de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13. Remuneração dos administradores

13.1 - Descrição da política ou prática de remuneração, inclusive da diretoria não estatutária

A Assembleia Geral, de acordo com o artigo 152, da Lei 6.404/76, define a remuneração anual, com encargos, dos Administradores e Conselheiros Fiscais da Copel.

Não há outro objetivo específico dessa prática que não seja, simplesmente, remunerar os administradores e fiscais pelos serviços prestados à Companhia, pois não há pagamentos vinculados ao atingimento de quaisquer metas, nem tampouco remuneração variável ou indicadores de desempenho sendo, assim, a remuneração composta apenas pelo honorário e, para os membros do Comitê de Auditoria, acrescida gratificação específica de R$ 5.000,00 por mês.

Nenhuma remuneração dos administradores e fiscais é suportada por subsidiária, controlada ou controladores diretos ou indiretos e não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

Para 2014, e atendendo ao item 1 do Art. 12 da Instrução CVM 481/2009, informamos que o Acionista Majoritário deverá propor o limite global anual, com encargos, de até R$ 9.807.700,00.

Desse montante até R$ 7.644.920,00 com encargos (INSS e FGTS) deverá ser proposto para à Diretoria; até R$ 1.472.906,00 com encargos (INSS) para o Conselho de Administração; e até R$ 689.874,00 com encargos (INSS) para o Conselho Fiscal.

Para cada um dos membros em exercício do Conselho de Administração e do Conselho Fiscal, de acordo com critério previsto no § 3º do art. 162 da Lei das Sociedades Anônimas, será paga remuneração equivalente a até 15% (quinze por cento) daquela que, em média, é atribuída a cada Diretor.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.2 - Remuneração total do conselho de administração, diretoria estatutária e conselho fiscal

Remuneração total prevista para o Exercício Social corrente 31/12/2014 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	6	5	20
Remuneração fixa anual
Salário ou pró-labore	1.219.726,00	6.948.079,00	647.195,00	8.815.000,00
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	198.000,00	0,00	0,00	198.000,00
Outros	55.180,00	696.841,00	42.679,00	794.700,00
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, 8 (oito) recebem remuneração pelo trabalho desempenhado.
Total da remuneração	1.472.906,00	7.644.920,00	689.874,00	9.807.700,00

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Remuneração total do Exercício Social em 31/12/2013 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	6	5	20
Remuneração fixa anual
Salário ou pró-labore	712.999,91	8.994.781,85	516.433,61	10.224.215,37
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	180.000,00	0,00	0,00	180.000,00
Outros	26.038,76	680.497,33	13.230,54	719.766,63
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. A partir de outubro de 2013, 8 (oito) conselheiros receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

A Diretoria Estatutária do Emissor ao final de 2013 estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. De janeiro a junho de 2013 estava composta de 9 (nove) diretores, de julho até setembro de 2013 estava composta de 10 (dez) diretores em função da criação de uma nova diretoria. Com a restruturação societária da companhia foi reduzido o número de diretorias, assim, de outubro a dezembro de 2013 estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. Desta forma, em 2013, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses, 3 (três) receberam remuneração pelo trabalho desempenhado em 6 (seis) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 3 (três) meses. A remuneração média dos diretores foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

Total da remuneração	919.038,67	9.675.279,18	529.664,15	11.123.982,00

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Remuneração total do Exercício Social em 31/12/2012 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	9	5	23
Remuneração fixa anual
Salário ou pró-labore	713.107,76	8.824.308,81	502.496,98	10.039.913,55
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	169.000,00	0,00	0,00	169.000,00
Outros	16.315,54	665.144,46	7.917,95	689.377,95
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação	Contribuição Previdência Privada e Plano Assistencial
Remuneração variável
Bônus	-	-	-	-
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações variáveis
Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, 7 (sete) recebem remuneração pelo trabalho desempenhado.

Em 2012, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 9 (nove) meses.

A Diretoria Estatutária do Emissor é composta de 9 (nove) diretores, sendo que uma delas foi instituída a partir do mês de abril de 2012. Desta forma, em 2012, 8 (oito) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 8 (oito) meses. A remuneração média dos diretores é calculada pelo número de membros que receberam remuneração do emissor.

Total da remuneração	898.423,30	9.489.453,27	510.414,93	10.898.291,50

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Remuneração total do Exercício Social em 31/12/2011 - Valores Anuais em Reais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº de membros	9	8	5	22
Remuneração fixa anual
Salário ou pró-labore	704.862,43	6.611.686,01	592.153,00	7.908.701,44
Benefícios direto e indireto	-	-	-	-
Participações em comitês	170.833,34	-	-	170.833,34
Outros	11.384,72	435.313,99	8.533,37	455.232,08
Descrição de outras remunerações fixas	Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial e Verba de Representação.
Remuneração variável
Bônus	-	-	-	-
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros	-	-	-	-
Descrição de outras remunerações variáveis
Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações	-	-	-	-
Observação	9 (nove) conselheiros atuam no Conselho de Administração do Emissor. Apenas 6 (seis) recebem remuneração pelo trabalho desempenhado.
Total da remuneração	887.080,49	7.047.000,00	600.686,37	8.534.766,86

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.3 - Remuneração variável do conselho de administração, diretoria estatutária e conselho fiscal

O emissor não aplica remuneração variável para o conselho de administração, para a diretoria estatutária e para o conselho fiscal.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.4 - Plano de remuneração baseado em ações do conselho de administração e diretoria estatutária

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.5 - Participações em ações, cotas e outros valores mobiliários conversíveis, detidas por administradores e conselheiros fiscais - por órgão

DIRETORIA ESTATUTÁRIA
Nome	Quantidade de ações	Função	Indicação
Lindolfo Zimmer	1 ON 2.500 PNB	Diretor Presidente e Conselheiro de Administração	Acionista Controlador
Antonio Sergio de Souza Guetter	0	Diretor de Finanças e de Relações com Investidores	Acionista Controlador
Jonel Nazareno Iurk	0	Diretor de Desenvolvimento de Negócios	Acionista Controlador
Denise Companholo Busetti Sabbag	1 ON	Diretora de Relações Institucionais	Acionista Controlador
Marcos Domakoski	0	Diretor de Gestão Empresarial	Acionista Controlador
Paulo Cesar Krauss	0	Diretor Adjunto	Acionista Controlador

CONSELHO DE ADMINISTRAÇÃO
Nome	Quantidade de ações	Função	Indicação
Mauricio Schulman	1 ON	Presidente do Conselho de Administração	Acionista Controlador
Lindolfo Zimmer	1 ON 2.500 PNB	Conselheiro e Diretor Presidente	Acionista Controlador
Paulo Procopiak de Aguiar	1 ON	Conselheiro	Acionista Controlador
José Richa Filho	1 ON	Conselheiro	Acionista Controlador
Carlos Homero Giacomini	1 ON	Conselheiro	Acionista Controlador
Natalino das Neves	1 ON	Conselheiro	Empregados da Companhia
Ney Amilton Caldas Ferreira	1 ON	Conselheiro	BNDESPAR (Acordo de Acionistas)
Mauricio Borges Lemos	1 ON	Conselheiro	BNDESPAR (Acordo de Acionistas)
Marco Aurelio Rogeri Armelin	1 ON	Conselheiro	Acionistas Minoritários

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

CONSELHO FISCAL
Nome	Quantidade de ações	Função	Indicação
Joaquim Antonio Guimarães de Oliveira Portes	0	Presidente do Conselho Fiscal	Acionista Controlador
José Tavares da Silva Neto	0	Conselheiro Efetivo	Acionista Controlador
Nelson Leal Junior	0	Conselheiro Efetivo	Acionista Controlador
Será indicado na AGO		Conselheiro Efetivo	Acionistas Minoritários Ordinaristas
Será indicado na AGO		Conselheiro Efetivo	Acionistas Minoritários Preferencialistas
Osni Ristow	0	Conselheiro Suplente	Acionista Controlador
Gilmar Mendes Lourenço	0	Conselheiro Suplente	Acionista Controlador
Roberto Brunner	0	Conselheiro Suplente	Acionista Controlador
Será indicado na AGO		Conselheiro Suplente	Acionistas Minoritários Ordinaristas
Será indicado na AGO		Conselheiro Suplente	Acionistas Minoritários Preferencialistas

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.6 - Remuneração baseada em ações do conselho de administração e da diretoria estatutária

O emissor não pratica remuneração baseada em ações ao conselho de administração e a diretoria estatutária.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.7 - Informações sobre as opções em aberto detidas pelo conselho de administração e pela diretoria estatutária

Não existem opções em aberto do conselho de administração e da diretoria estatutária.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.8 - Opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária

Não existem opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.9 - Informações necessárias para a compreensão dos dados divulgados nos itens 13.6 a 13.8 - Método de precificação do valor das ações e das opções

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.10 - Informações sobre planos de previdência conferidos aos membros do conselho de administração e aos diretores estatutários

Os membros do conselho de administração e os diretores estatutários possuem, junto à Fundação Copel de Previdência e Assistência Social, planos de previdência complementar, conforme abaixo:

	Conselho de Administração	Diretoria Estatutária
Nº de membros	3	1
Nome do plano	Plano Unificado	Plano Unificado
Quantidade de administradores que reúnem condições para se aposentar	Em gozo de benefício	Em gozo de benefício
Condições para se aposentar antecipadamente	-	-
Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	-	-
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	-	-
Possibilidade de resgate antecipado	-	-

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

	Conselho de Administração	Diretoria Estatutária
Nº de membros	4	5
Nome do plano	Plano III	Plano III
Quantidade de administradores que reúnem condições para se aposentar	1	somente 1 elegível
Condições para se aposentar antecipadamente	45 anos idade, tendo mínimo 5 anos contribuição.	45 anos idade, tendo mínimo 5 anos contribuição.
Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	R$ 175.435,65	R$ 770.809,46
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	R$ 42.463,03	R$ 255.449,52
Possibilidade de resgate antecipado	Resgate 100% das contribuições do participante, somente após desligamento da Patrocinadora.	Resgate 100% das contribuições do participante, somente após desligamento da Patrocinadora.

	Conselho Fiscal	Diretoria Estatutária
Nº de membros	4
Nome do plano	2 ativos no Plano III 2 aposentados no Plano Unificado
Quantidade de administradores que reúnem condições para se aposentar	0
Condições para se aposentar antecipadamente	45 anos idade, tendo mínimo 5 anos contribuição.
Valor acumulado atualizado das contribuições acumuladas até o encerramento do último exercício social, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	R$ 31.987,31
Valor total acumulado das contribuições realizadas durante o último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	R$ 15.310,00
Possibilidade de resgate antecipado	Resgate 100% das contribuições do participante, somente após desligamento da Patrocinadora.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.11 - Remuneração individual máxima, mínima e média do conselho de administração, da diretoria estatutária e do conselho fiscal

Valores anuais em Reais

	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal
	31/12/2013	31/12/2012	31/12/2011	31/12/2013	31/12/2012	31/12/2011	31/12/2013	31/12/2012	31/12/2011
Nº de membros	8,50	9	8	7,25	7	6	5	5	5
Valor da maior remuneração (Reais)	1.142.120,75	1.104.335,47	891.864,77	192.004,72	176.461,02	176.318,97	105.932,83	102.082,99	120.137,27
Valor da menor remuneração (Reais)	159.984,18	675.812,22	876.104,46	33.790,22	77.814,97	117.477,07	105.932,83	102.082,99	120.137,27
Valor médio da remuneração (Reais)	1.138.268,14	1.054.383,70	880.875,00	126.763,95	128.346,19	147.846,75	105.932,83	102.082,99	120.137,27

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Observação

Diretoria Estatutária
31/12/2013

A Diretoria Estatutária do Emissor ao final de 2013 estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. De janeiro a junho de 2013 estava composta de 9 (nove) diretores, de julho até setembro de 2013 estava composta de 10 (dez) diretores em função da criação de uma nova diretoria, com a restruturação societária da companhia foi reduzido o número de diretorias, assim, de outubro a dezembro de 2013 a estava composta de 6 (seis) membros, sendo 5 (cinco) diretores e 1 (um) diretor adjunto. Desta forma, em 2013, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses, 3 (três) receberam remuneração pelo trabalho desempenhado em 6 (seis) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 3 (três) meses. A remuneração média dos diretores foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2012

A Diretoria Estatutária do Emissor é composta de 9 (nove) diretores, sendo que uma delas foi instituída a partir do mês de abril de 2012. Desta forma, em 2012, 8 (oito) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 8 (oito) meses. A remuneração média dos diretores é calculada pelo número de membros que receberam remuneração do emissor.

31/12/2011	A Diretoria Estatutária do Emissor em 2011, era composta de 8 (oito) diretores. A remuneração média dos diretores é calculada pelo número de membros que receberam remuneração do emissor.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

Conselho de Administração
31/12/2013

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. A partir de outubro de 2013, 8 (oito) conselheiros receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros foi calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses.

31/12/2012

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2012, 6 (seis) receberam remuneração pelo trabalho desempenhado nos 12 (doze) meses e 1 (um) recebeu remuneração pelo trabalho desempenhado em 8 (oito) meses. A remuneração média dos conselheiros, é calculada pelo número de membros que receberam remuneração do emissor.

31/12/2011

O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2011, 6 (seis) receberam remuneração pelo trabalho desempenhado. A remuneração média dos conselheiros, é calculada pelo número de membros que receberam remuneração do emissor.

Conselho Fiscal
31/12/2013	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.
31/12/2012	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.
31/12/2011	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.12 - Mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.13 - Percentual na remuneração total detido por administradores e membros do conselho fiscal que sejam partes relacionadas aos controladores

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.14 - Remuneração de administradores e membros do conselho fiscal, agrupados por órgão, recebida por qualquer razão que não a função que ocupam

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.15 - Remuneração de administradores e membros do conselho fiscal reconhecida no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor

Não se aplica ao emissor.

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1

ANEXOS

13.16 - Outras informações relevantes

Não se aplica ao emissor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 24, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.